March 1, 2025

Charles F. McCain

Harbor Funds II

111 South Wacker Drive, 34th Floor

Chicago, IL 60606

RE:	Contractual Expense Limitations – March 1, 2025 through February 28, 2026

Dear Mr. McCain:

In connection with our service as investment adviser to the specific funds listed below, we hereby agree to limit the total annual operating expenses, excluding interest expense (if any), of each class of shares of such funds until February 28, 2026 in the manner set forth below:

Embark Commodity Strategy Fund	Retirement Class	Institutional Class
Total annual Fund operating expenses (expressed as a percentage of average daily net assets)	0.71%	0.79%

Embark Small Cap Equity Fund	Retirement Class	Institutional Class
Total annual Fund operating expenses (expressed as a percentage of average daily net assets)	0.61%	0.69%

We shall have no ability to terminate or modify this expense limitation agreement through February 28, 2026. This agreement shall automatically expire without further action by the parties at the close of business on February 28, 2026.

Please acknowledge your agreement with the foregoing as of the date set forth above by signing in the space provided below and returning an executed original to my attention.

HARBOR CAPITAL ADVISORS, INC.
By:	/s/ Diana R. Podgorny
Diana R. Podgorny, Executive Vice President

Agreed and Accepted:
HARBOR FUNDS II
By:	/s/ Charles F. McCain
Charles F. McCain, President

111 South Wacker Drive, 34th Floor | Chicago, Illinois 60606-4302

T 800-422-1050 | F 312-443-4444 | www.harborcapital.com